UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
CNPJ/MF: 90.400.888/0001-42
NIRE: 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”) in attendance to the Official

Letter 1849/2017-SAE, received on December 8th 2017, pursuant to which B3, under the cooperation agreement signed among Comissão de Valores Mobiliários (“CVM”) an B3 in 12/13/2011, requires the Company to clarify the contents of the news published on the newspaper “Valor Econômico” (local edition), on December 8th, 2017, under the title “In a pop star-CEO fashion, Rial pushes for cultural change at Santander”, hereby clarifies as follows.

I. OFFICIAL LETTER 1849/2017 - SAE:

“December 8th, 2017.

1849/2017-SAE

Banco Santander (Brasil) S.A.

To. Mr. Angel Santodomingo Martell

Investor Relations Office

Ref.: Request for clarification on news in the press

Dear Sir,

In the news published on this date in the newspaper Valor Econômico, under the heading “In a pop star-CEO fashion, Rial pushes for cultural change at Santander””, which includes, among other information, that the bank:

1.   Reached R$10 billion in profits in 2017;

2.   Increased the 2018 profit target for R$ 12 billion.

We request the company’s statement on the items indicated until 12/11/17, with your confirmation or not, as well as other information deemed relevant.

(...)”

II. CLARIFICATIONS MADE BY SANTANDER BRASIL:

1. Firstly, it should be clarified that none of the two figures mentioned on the news and transcribed on the official letter were obtained through Company’s official communication sources, which does not comment on market rumors or offers projections different or complementary of those disclosed in accordance with the current regulation.

2. The subject of the news was a 2017 celebration, restricted to employees of Santander Brasil and its subsidiaries, therefore, a closed and internal event of Grupo Santander Brasil, not directed to the market.

3.  In addition to promoting the integration of the Bank’s more than 40,000 employees in Brazil, and strengthening the Santander culture, the event aimed to recognize the performance of the Company's employees until that moment, as reflected in the results disclosed to Santander Brasil shareholders and to the market in general trough the earnings calls held on April 26, July 28 and October 26.

4. The motivational speech delivered by the Company's CEO did not aim at establishing goals, commitments or objectives for 2018 and was based only on the results already disclosed in the course of 2017. The results of the fourth quarter of the year of 2017 and the of the fiscal year ending on December 31, 2017 will be disclosed to the market on January 30, 2018, within the parameters established by the current regulation.

5. For the reasons above, Santander Brasil understands that there is no further disclosure to be made in addition to the present clarifications, nor the figures attributed by the news as 2017 results or 2018 targets, deserve confirmation.

Santander Brasil will keep its shareholders and the market informed of any relevant information.

São Paulo, December 11, 2017.

Angel Santodomingo
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 11, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer